[NAVTECH LETTERHEAD]

October 29, 2007

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W., Mail Stop 3628

Washington, D.C. 20549—3628

Attention:  Peggy Kim, Esq., Attorney-Adviser, Office of Mergers & Acquisitions

Re:                            Navtech, Inc. (the “Company”)

Schedule 14D-9 filed October 23, 2007

File No. 005-39203

Ladies and Gentlemen:

Reference is hereby made to (i) that letter from Choate, Hall and Stewart LLP to the Securities and Exchange Commission (the “Commission”), dated as of the date hereof, in response to your letter dated October 25, 2007 with respect to the Company’s Schedule 14D-9 filed with the Commission on October 23, 2007 (the “Schedule 14D-9) and (ii) Amendment No. 1 to the Schedule 14D-9 filed by the Company with the Commission as of the date hereof. In connection with such response and such filing, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Strucke
David Strucke, President and Chief Executive Officer